Via Facsimile and U.S. Mail
Mail Stop 4720

March 18, 2010

Mr. Thomas Kirk
President and Chief Executive Officer
Hanger Orthopedic Group, Inc.
Two Bethesda Metro Center (Suite 1200)
Bethesda, MD 20814

Re: Hanger Orthopedic Group, Inc.
**   Form 10-K for the Period Ended December 31, 2008**
**   Definitive Proxy Statement on Schedule 14A filed on April 6, 2009**
**   File No. 001-10670**

Dear Mr. Kirk:

        We have completed our review of the above filings and have no further comments at
this time.

                                                    Sincerely,

                                                    Gus Rodriguez
                                                    Accounting Branch Chief